[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

May 6, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Barbara Jacobs, Esq. Stephen Krikorian, Esq. Sara Kalin, Esq.

Re:	VERITAS Software Corporation Form 10-K for the year ended December 31, 2004 File No. 0-26247 Registration Statement on Form S-4 File No. 333-122724

Ladies and Gentlemen:

     On behalf of our client, VERITAS Software Corporation (the “Company”), we hereby submit this letter in response to the comments set forth in the letter dated April 29, 2005, from Ms. Barbara Jacobs to Mr. Gary L. Bloom of the Company. For your convenience, we have repeated and numbered the comments from Ms. Jacobs’ letter.

Form 10-K for the fiscal year ended December 31, 2004

Evaluation of Disclosure Controls and Procedures, p. 56

1.	We note management’s conclusion that as a result of the material weakness discussed under “Management’s Report on Internal Control Over Financial Reporting,” your disclosure controls and procedures were not effective as of December 31, 2004. Please revise this section to better explain the conditions that caused management to determine that a material weakness existed. For example, while we note that management identified deficiencies related to manual order entry processes and software revenue recognition review, it is unclear what type of effect such deficiencies had on your financial reporting. You state in the second full paragraph on page 57 that these deficiencies “resulted in errors in accounting for software revenue recognition,” but neither the nature nor the quantified effect of such errors is clear. Please revise and supplementally provide us with information regarding the quantified effect of these errors on both an annual and quarterly basis.

London	Hong Kong	Tokyo	Los Angeles	Palo Alto

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	-2-	May 6, 2005

Response:

The Company supplementally informs the Staff that, for the reasons described below, the control deficiencies identified in its Annual Report on Form 10-K for the year ended December 31, 2004 had the effect described below on the Company’s quarterly and annual financial statements during 2004. The Company noted two areas of deficiencies that, in the aggregate, constituted a material weakness in its internal control over financial reporting: Software Revenue Recognition Review and Manual Order Entry Processes.

Software Revenue Recognition Review: As part of management’s evaluation of the effectiveness of the Company’s internal control over financial reporting, management considered certain errors in the application of software revenue recognition guidance involving complex multiple element software transactions. The quantified effect of these errors, which were corrected in the Company’s financial statements prior to the publication of the financial statements for the applicable reporting periods, was as follows: $0 in the first quarter; $2.13 million in the second quarter; $0 in the third quarter; $5.50 million in the fourth quarter; and $7.63 million for the full year. These errors were corrected in the Company’s financial statements prior to the publication and, accordingly, had no impact on the Company’s financial statements for the respective periods.

In addition, management considered errors in the application of software revenue recognition guidance in the allocation of total fees among delivered and undelivered elements for master reseller transactions. The quantified effect of these errors, which were not corrected in the Company’s financial statements, was as follows: $788,000 in the first quarter; $768,000 in the second quarter; $1.26 million in the third quarter; $630,000 in the fourth quarter; and $3.45 million for the full year. On a percentage basis, these errors did not exceed 1% of pre-tax income on a quarterly or annual basis.

Manual Order Entry Process: As part of management’s evaluation of the effectiveness of the Company’s internal control over financial reporting, management identified certain manual input errors in the Company’s order entry process. These errors had no impact on the financial statements during the applicable periods. As part of KPMG’s annual audit, KPMG identified additional errors caused primarily from manual input errors totaling $1.64 million. The quantified effect of these errors, which were not corrected in the Company’s financial statements, was as follows: $1.32 million in the third quarter; $319,000 in the fourth quarter; and approximately $800,000 for the full year. On a percentage basis, these errors did not exceed 1% of pre-tax income on a quarterly or annual basis.

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	-3-	May 6, 2005

Management’s evaluation of the aggregate impact of these deficiencies included an assessment of the maximum potential impact on the financial statements that could result from these deficiencies. Management concluded that the aggregation of the known errors and the potential exposure associated with these deficiencies resulted in a more than remote likelihood that a material misstatement of the Company’s financial statements would not be prevented or detected by Company personnel in the normal course of performing their assigned functions. Accordingly, the Company concluded that these control deficiencies, in the aggregate, constituted a material weakness in the Company’s internal control over financial reporting.

Based on the foregoing, the Company does not believe that disclosure of the impact of the control deficiencies discussed above would be helpful to investors and would respectfully submit that no further disclosure is required in the Company’s Annual Report on Form 10-K with respect thereto.

Remediation Steps to Address Material Weakness. p.57

2.	Please revise this section to disclose the timeline for implementation of all of the steps you plan to take to address the material weakness identified by your management and indicate the costs associated with such implementation.

Response:

The Company respectfully requests that the additional information regarding the timeline for implementation of remedial actions be addressed in Item 4 of its Quarterly Report on Form 10-Q for the period ended March 31, 2005, which the Company intends to file on May 10, 2005. A draft of this disclosure is attached to this letter for the Staff’s review.

The Company respectfully advises the Staff that the Company is in the process of assessing the cost of implementing these controls, which will include an estimate of the number and cost of additional personnel. However, the Company believes that in no event would these costs be material to its results of operations and, as a result, that such information would not be relevant to its investors. Accordingly, the Company respectfully requests that it not be required to disclose an estimate of the costs of these remediation activities.

3.	Please revise to better explain the types of automated controls you plan to add to your order processing system and how such controls will help to enhance your internal control over financial reporting.

Response:

Simpson Thacher & Bartlett llp

Securities and Exchange Commission	-4-	May 6, 2005

The Company respectfully requests that the additional information regarding the automated controls that the Company plans to add to its order processing system be addressed in Item 4 of its Quarterly Report on Form 10-Q for the period ended March 31, 2005, which the Company intends to file on May 10, 2005. A draft of this disclosure is attached to this letter for the Staff’s review

Registration Statement On Form S-4

4.	The Form S-4 regarding your merger with Symantec should be revised to include prominent disclosure indicating that your controls were not effective as of December 31, 2004. Such disclosure should include a comprehensive discussion of the type of material weakness identified by management and the corrective actions you plan to take in response thereto.

Response:

The Company will include in a revised Form S-4 the language from Item 9A of its Annual Report on Form 10-K for the year ended December 31, 2004 and the updated disclosure from Item 4 of its Quarterly Report on Form 10-Q for the period ended March 31, 2005.

* * *

     Please direct any comments or questions regarding this filing to William H. Hinman, Jr. at (650) 251-5120 or Gregory M. King at (650) 251-5175, of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Attachments

cc:	Gary L. Bloom John F. Brigden, Esq.

VERITAS Software Corporation

Form 10-Q, for the quarter ended March 31, 2005

Item 4. Controls and Procedures

     Appearing as exhibits to this Form 10-Q are the certifications of our chief executive officer and chief financial officer required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This Item 4 includes information concerning the controls, and controls evaluation, referred to in the certifications. This section should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

     Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, such as this quarterly report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

     Our chief executive officer and chief financial officer, with the assistance of our disclosure committee, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2005. We perform this evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our annual report on Form 10-K and quarterly reports on Form 10-Q. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as a result of the material weakness in internal control over financial reporting discussed below, our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were not effective as of March 31, 2005.

     We believe our financial statements fairly present in all material respects the financial position, results of operations and cash flows for the interim and annual periods presented in our annual report on Form 10-K for the year ended December 31, 2004 and quarterly report on this Form 10-Q. The unqualified opinion of our independent registered public accounting firm on our annual financial statements is included in Part IV, Item 15 of our Form 10-K for the year ended December 31, 2004.

Material Weakness in Internal Control Over Financial Reporting

     Our management made an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004. Based on this assessment, our management identified deficiencies in the Company’s internal control over financial reporting that resulted in errors in accounting for software revenue recognition and concluded that, in the aggregate, these deficiencies constituted a material weakness in internal control over financial reporting as of December 31, 2004, as described below. A material weakness is a significant deficiency, as defined in Public Company Accounting Oversight Board Auditing Standard No. 2, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected by company personnel in the normal course of performing their assigned functions.

     Manual Order Entry Processes. As of December 31, 2004, we did not maintain adequate review procedures requiring validation by qualified personnel of information included in manual customer orders for software products and services to ensure that this information was accurately entered into our order processing system and to ensure revenue recognition in accordance with generally accepted accounting principles.

     Software Revenue Recognition Review. As of December 31, 2004, we did not maintain adequate review procedures to ensure that multiple-element software arrangements and other related software revenue recognition requirements were accounted for in accordance with generally accepted accounting principles.

     Because of the material weakness described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Our independent registered public accounting firm, KPMG LLP, audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting. KPMG LLP issued an attestation report thereon, which is included in Part IV, Item 15 of our Form 10-K for the year ended December 31, 2004.

     During the quarter ended March 31, 2005, we implemented the following improvements to internal control over financial reporting relating to the material weakness in our internal control over financial reporting described above:

•	The Company established an Order Entry Compliance Desk in North America that reviews non-standard orders and orders with license revenue greater than $25,000 to ensure that data elements are valid and accurately processed.

•	The Company’s Order Entry Compliance Desk utilizes a standard checklist when reviewing orders to ensure the review is complete and order input is accurate.

•	The Company enhanced its revenue recognition review documentation to more clearly identify areas of judgment in the application of generally accepted accounting principles and the basis for the Company’s conclusions regarding the amount and timing of revenue recognition.

     Although we have taken the foregoing remedial actions, we have not completed an evaluation of these internal control improvements to determine their effectiveness and the remedial impact upon the material weakness described above. Moreover, we believe that the additional improvements to our internal control over financial reporting described below will be required to remediate the material weakness. Accordingly, we believe that the material weakness in our internal control over financial reporting described above continues to exist as of March 31, 2005.

     We plan to take the following additional actions to complete the remediation of the material weakness in our internal control over financial reporting described above:

•	Establishing Order Entry Compliance Desks in the European and Asia-Pacific regions that will review non-standard orders and orders with license revenue greater than $25,000 to ensure that data elements are valid and accurately processed, which we expect to implement by June 30, 2005;

•	Implementing an automated hold on all orders for multiple element software arrangements having license revenue greater than $25,000 until further review can be completed by experienced personnel, which we expect to implement by June 30, 2005;

•	Increasing the number of experienced accounting personnel performing reviews of the multiple-element software arrangements to ensure compliance with generally accepted accounting principles, which we expect to complete by September 30, 2005; and

•	Improving our contract and order management processes in North America to enhance the use and enforceability of standard terms and conditions for multiple-element software arrangements having license revenue of $250,000 or less, which we expect to implement by September 30, 2005.

Changes in Internal Control Over Financial Reporting

     During our most recent quarter ended March 31, 2005, we established an Order Entry Compliance Desk in North America that reviews non-standard orders and orders with license revenue greater than $25,000 to ensure that data elements are valid and accurately processed. We have not completed an evaluation of this change in internal control over financial reporting to determine its effectiveness as of March 31, 2005, but expect to do so in connection with our remediation of the material weakness in internal control over financial reporting described above. We believe that this change in our internal control over financial reporting has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.